AVALON WEALTH MANAGEMENT LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$ 194,247
Receivables from non-customers	74,724
Total assets	**$ 268,971**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable - related party	$ 100,080
State income taxes payable	25,000
Total liabilities	125,080
Commitments and Contingencies	
Member's Equity	143,891
Total liabilities and member's equity	**$ 268,971**

(See Notes to Financial Statements)